Filed by Humboldt  Bancorp Pursuant
                                             to Rule  425  under  the Securities
                                             Act  of   1933   and  deemed  filed
                                             pursuant  to  Rule  14a-12  of  the
                                             Securities  Exchange   Act  of 1934

                                             Subject Company:  Humboldt Bancorp
                                             Commission File No.: 0-27784



January 23, 2001
For Immediate Release

Humboldt Bancorp Reports Record Earnings for 2000

Eureka, CA, Jan 23/PRNewswire/ -- Humboldt Bancorp (NASDAQ: HBEK) today reported record financial results for the year ended December 31, 2000.

Net income for 2000 was $6.9 million, or $1.11 per diluted share. Compared with prior year results, net income increased by 49% and diluted earnings per share increased by 34%. The financial results for 2000 produced a return on average stockholders' equity of 15.9% and a return on average assets of 1.28%. Fourth quarter 2000 net income was $1.8 million, or $0.29 per diluted share, representing increases of 30% and 21%, respectively.

"We are very proud of the financial results and other accomplishments of the past year," remarked Theodore S. Mason, President and Chief Executive Officer. "It is important to note that we achieved our performance objectives in 2000 while significantly growing our franchise assets by 43%, or $182 million. Unfortunately, these excellent operating results were not reflected in our stock price, which was down for the year."

Humboldt's net interest margin for 2000 was 5.28%, nine basis points lower than 1999, primarily due to the issuance of trust preferred securities in connection with the acquisition of Capitol Thrift & Loan in April 2000. Loan growth for 2000 was $186 million, or 81%, including approximately $105 million of real estate secured loans obtained through the Capitol Thrift & Loan acquisition. Of the loan growth not related to the acquisition, approximately 45% was produced in the greater Sacramento area through Humboldt's Capitol Valley Bank subsidiary, which opened in March 1999.

Total non-interest income for 2000 was $28 million, an increase of 44% over 1999, and represented 53% of total revenue. Included in non-interest income is revenue associated with Humboldt's Merchant Bankcard operation, which is ranked among the top 25 processors in the nation. During 2000, the Merchant Bankcard division processed over $3.0 billion of Visa and MasterCard transactions and recorded related revenue of $23 million, an increase of 58% over 1999. In addition, the Merchant Bankcard division provides funding for over 700 ATMs throughout the country that are owned and operated by independent service organizations. Total ATM funding revenue for 2000 was $1.8 million, an increase of 38% over 1999. Total non-interest income also reflects the financial results of Humboldt's investment in a leasing company, owned jointly with Tehama Bancorp, which is not reported on a consolidated basis. Total income recorded in connection with the leasing company decreased by $338,000, or 75%, principally due to adoption of a more conservative accounting treatment for repossessed collateral during the fourth quarter of 2000.

Total non-interest expense for 2000 increased by 44% over 1999, primarily due to increases in staffing for the Merchant Bankcard division and other bank support functions, as well as acquisition of Capital Thrift & Loan. Humboldt's efficiency ratio for 2000 was 77.4%, an 80 basis point improvement over 1999. "One of our primary objectives for 2001 is to focus on improving our operating efficiency," remarked Mason. "We recognize that this is an area where there is substantial room for improvement, and we are formulating a plan to obtain measurable improvement on a linked-quarter basis going forward."

Humboldt's credit quality remained strong at year-end 2000, with non-performing assets representing 0.42% of total assets. The ratio of allowance to loans at December 31, 2000 was 1.47%. Net charge-offs as a percentage of average loans for 2000 were 34 basis points. Humboldt has no exposure to national syndicated credits. The Merchant Bankcard division also maintained a high level of credit quality through active fraud risk management and recognized losses of less than $100,000 during 2000.

Previously, Humboldt announced the signing of a definitive agreement with Tehama Bancorp (OTCBB: THMB), based in Red Bluff, California, whereby Tehama would merge into Humboldt. Tehama Bank, the wholly owned subsidiary of Tehama Bancorp, operates six branches in a four-county area in Northern California. Pending regulatory and shareholder approval, Tehama Bank will become a separate subsidiary of Humboldt Bancorp. The merger is expected to close during March 2001. On a pro forma basis, Humboldt will have consolidated assets of approximately $845 million after the merger is completed.

Humboldt Bancorp, headquartered in Eureka, California, offers consumer and business banking services through its three bank subsidiaries. Humboldt Bank, founded in 1989, operates ten branches located in Humboldt, Trinity and Mendocino counties. Capitol Valley Bank, founded in 1999, serves customers from its main office in Roseville. Capitol Thrift & Loan, a state-chartered industrial bank, operates eight offices throughout the state.

Contacts:

Theodore S. Mason          Pat Rusnak
707.269.3101               707.269.3995
tedm@hbancorp.com           prusnak@hbancorp.com

This release may contain forward-looking statements that are subject to risks and uncertainties. Such risks and uncertainties may include but are not necessarily limited to fluctuations in interest rates, inflation, government regulations and general economic conditions, and competition within the business areas in which the Company is conducting its operations, including the real estate market in California and other factors beyond the Company's control. Such risks and uncertainties could cause results for subsequent interim periods or for the entire year to differ materially from those indicated. For a discussion of factors, which could cause results to differ, please see the Company's reports on Forms 10-K and 10-Q as filed with the Securities and Exchange Commission and the Company's press releases. Readers should not place undue reliance on the forward-looking statements, which reflect management's view only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

Additional Information and Where to Find It: Humboldt Bancorp has filed a Registration Statement on SEC Form S-4 (File Number 333-49866), and Humboldt and Tehama have filed a Joint Proxy Statement/Prospectus with the SEC in connection with the merger. Upon effectiveness, Humboldt and Tehama will mail a Joint Proxy Statement/Prospectus to stockholders of Humboldt and Tehama containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Humboldt, Tehama, the merger, the persons soliciting proxies relating to the merger, their interests in the merger, and related matters. Investors and security holders will be able to obtain free copies of these documents through the web site maintained by the SEC at http://www.sec.gov. When available, free copies of the Joint Proxy Statement/Prospectus and these other documents may also be obtained from Humboldt by mail to Humboldt Bancorp, P.O. Box 1007, Eureka, California, 95502, attention: Chief Financial Officer, telephone, (707) 269-3995.

In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, Humboldt and Tehama file annual, quarterly, and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statement, or other information filed by Humboldt or Tehama at the SEC public reference rooms in New York, New York, and Chicago, Illinois. Please call the SEC at (800) SEC-0330 for further information on the public reference rooms. Humboldt's and Tehama's filings with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

Participants in Solicitation: Humboldt, its directors, executive officers, and certain other members of management and employees may be soliciting proxies from Humboldt stockholders in favor of the issuance of common stock in the merger. Their ownership interest in Humboldt and interest in the proposed merger is set forth in the Registration Statement and the Joint Proxy Statement Prospectus filed with the SEC.

                                                                                 HUMBOLDT BANCORP
                                                                  (dollars in thousands except per share data)
                                                                                   (unaudited)

                                                         For the Year Ended                  For the three months ended
                                                             December 31,                          December 31,
                                                    -------------------------                --------------------------
                                                         2000         1999          Change       2000           1999          %
                                                    -------------  ------------   --------- -------------  ------------   --------

Income Statement Data
    Interest income                                 $   42,848     $   25,240        69.8%  $   12,154     $    7,396        64.3%
    Interest expense                                $   17,878     $    8,345       114.2%  $    5,436     $    2,710       100.6%
    Net interest income                             $   24,970     $   16,895        47.8%  $    6,718     $    4,686        43.4%
    Loan loss provision                             $    1,815     $    1,046        73.5%  $      213     $      349       -39.0%
    Net Interest income
      after loan loss provision                     $   23,155     $   15,849        46.1%  $    6,505     $    4,337        50.0%
    Noninterest income                              $   28,017     $   19,523        43.5%  $    7,046     $    5,731        22.9%
    Noninterest expense                             $   41,030     $   28,494        44.0%  $   10,910     $    7,917        37.8%
    Income before income taxes                      $   10,142     $    6,878        47.5%  $    2,641     $    2,151        22.8%
    Provision for income taxes                      $    3,287     $    2,271        44.7%  $      806     $      734         9.8%
    Net income                                      $    6,855     $    4,607        48.8%  $    1,835     $    1,417        29.5%

                                                     December 31,  December 31,              December 31,   December 31,
                                                        2000           1999                     2000           1999
                                                    -------------  ------------             -------------  ------------
Balance Sheet Data ( at period end)
    Earning assets                                  $  114,275     $  136,735       -16.4%  $  114,275     $  136,735       -16.4%
    Loans, gross                                    $  414,026     $  228,476        81.2%  $  414,026     $  228,476        81.2%
    Total assets                                    $  605,428     $  423,649        42.9%  $  605,428     $  423,649        42.9%
    Total deposits                                  $  506,808     $  378,630        33.9%  $  506,808     $  378,630        33.9%
    Total shareholders' equity                      $   50,785     $   34,139        48.8%  $   50,785     $   34,139        48.8%

                                                     December 31,  December 31,              December 31,   December 31,
                                                        2000           1999                     2000           1999
                                                    -------------  ------------             -------------  ------------
Balance Sheet Data ( averages)
    Earning assets                                  $  130,428     $  113,829        14.6%  $  121,035     $  161,414       -25.0%
    Loans, gross                                    $  342,351     $  199,351        71.7%  $  400,793     $  210,280        90.6%
    Total assets                                    $  537,600     $  363,821        47.8%  $  594,342     $  426,528        39.3%
    Total deposits                                  $  473,345     $  322,603        46.7%  $  513,504     $  382,191        34.4%
    Total shareholders' equity                      $   43,040     $   30,056        43.2%  $   46,274     $   31,635        46.3%


                                                         For the Year Ended                  For the three months ended
                                                             December 31,                          December 31,
                                                    ---------------------------              --------------------------
                                                         2000         1999          Change       2000           1999          %
                                                    -------------  ------------   ---------  ------------  ------------   --------
Share Data (a)
    Basic earning per common share                        1.19           0.91        30.8%        0.31           0.27        14.8%
    Diluted earnings per common share                     1.11           0.83        33.7%        0.29           0.24        20.8%
    Basic average shares outstanding                 5,764,080      5,048,547        14.2%   5,949,804      5,214,896        14.1%
    Fully diluted average shares outstanding         6,186,582      5,556,821        11.3%   6,327,903      5,821,091         8.7%
    Book value per common share                     $     8.49     $     6.56        29.4%  $     8.49     $     6.56        29.4%
    Leverage ratio                                        8.76%          7.50%       16.8%        8.76%          7.50%       16.8%

Selected Ratios
    Return on average
        shareholders' equity                             15.93%         15.33%        3.9%       15.78%         17.77%      -11.2%
    Return an average total assets                        1.28%          1.27%        0.8%        1.23%          1.32%       -6.8%
    Net interest margin                                   5.28%          5.39%       -2.0%        5.12%          5.00%        2.4%
    Efficiency ratio (b)                                 77.43%         78.24%       -1.0%       79.26%         76.00%        4.3%

Asset Quality Data
    Allowance for loan losses                       $    6,089     $    3,354        81.5%  $    6,089     $    3,354        81.5%
    Allowance to ending total loans                       1.47%          1.47%        0.0%        1.47%          1.47%        0.0%
    Non-performing Assets  (b )                          2,515          1,048       140.0%       2,515          1,048       140.0%
    Non-performing Assets to Total Assets                 0.42%          0.25%       68.0%        0.42%          0.25%       68.0%
    Net Charge off                                  $    1,163     $      759        53.2%  $      393     $      246        59.8%
    Net Charge off to avg.  loans                         0.34%          0.38%      -10.5%        0.10%          0.12%      -16.7%
    Provision to avg. loans                               0.53%          0.52%        1.9%        0.05%          0.17%      -70.6%
    Allowance to non-performing loans                   332.01%        361.42%       -8.1%      332.01%        361.42%       -8.1%

Notes:
(a) Adjusted to reflect a five-for-two stock split in 1999, 10% stock dividend declared in January 2000.

(b) Nonperforming assets consist of loans contractually past due > 90 days, nonaccrual loans, and OREO.